      THE POTOMAC EDISON COMPANY

    COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
     (DOLLAR AMOUNTS IN THOUSANDS)



                                    12 Months Ended    Year Ended
                                       3/31/95          12/31/94

    Earnings:
        Net income                        $77,815         $81,983
        Fixed charges (see below)          49,017          47,329
        Income taxes                       31,751          34,339

               Total Earnings            $158,583        $163,651


    Fixed Charges:
        Interest on long-term debt        $46,277         $44,706
        Other interest                      1,786           1,750
        Estimated interest component
           of rentals                         954             873

               Total Fixed Charges        $49,017         $47,329


    Ratio of Earnings to Fixed Charges       3.24            3.46